
Mail Stop 3561

March 16, 2009

Mr. Alejandro Bautista
President and Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, Texas 78249

> **Re: S2C Global Systems, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 13, 2009**
> **File No. 000-51529**

Dear Mr. Bautista:

    We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed March 13, 2009

1.   We note your disclosure that your Board of Directors approved the dismissal of MacKay LLP and the engagement of Pritchett, Siler & Hardy, PC on March 9, 2009. Please disclose the dates that you actually dismissed and engaged the auditors rather than the effective dates of the dismissal and engagement. Refer to paragraphs (a)(1)(i) and (a)(2) of Item 304 of Regulation S-K. If you have not yet engaged Pritchett, Siler & Hardy, PC, please acknowledge your obligation to report the engagement on a current report on Form 8-K and to provide the disclosures required by paragraph (a)(2) of Item 304 of Regulation S-K.

2.   In accordance with paragraph (a)(1)(ii) of Item 304 of Regulation S-K, please state whether your former auditor's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. If MacKay LLP only reported on the most recent year, please disclose that fact.

3.   Please revise your disclosure in the fifth paragraph regarding the period during which there was no consultation with your new accountant to include the two most recent years and the subsequent interim period through the date the firm was engaged. Refer to Item 304(a)(2) of Regulation S-K.

4.   Please note that you are also required to file an updated letter from MacKay LLP stating whether the firm agrees with the statements made in any amendment to the filing in response to our comments and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment. Refer to Items 304(a)(3) and 601(B)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Alejandro Bautista
S2C Global Systems, Inc.
March 16, 2009
Page 3

· the company may not assert this action as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at
(202) 551-3322. In my absence, you may direct your questions to Sarah Rottman,
Assistant Chief Accountant, at (202) 551-3340.

Sincerely,

Ta Tanisha Meadows
Staff Accountant